EXHIBIT 21.1

The LGL Group, Inc. Subsidiaries
Subsidiary Name	State of Organization	Owned by The LGL Group
M-tron Industries, Inc.	Delaware	100.0%
M-tron Industries, Ltd.	Hong Kong	99.9%
Piezo Technology, Inc.	Florida	100.0%
Piezo Technology India Private Ltd	India	99.0%
M-tron Asia, LLC	Delaware	100.0%
M-tron Services, Ltd.	Hong Kong	100.0%
Lynch Systems, Inc.	South Dakota	100.0%